

August 3, 2023

Rhonda Wong
Chief Executive Officer
Ohmyhome Limited
11 Lorong 3 Toa Payoh
Block B #04-16/21, Jackson Square
Singapore 319579

>   **Re: Ohmyhome Limited**
>   **Draft Registration Statement on Form F-1**
>   **Submitted July 19, 2023**
>   **CIK No. 0001944902**

Dear Rhonda Wong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 19, 2023

General

1.   We refer to your disclosure under the section titled "Recent Developments" on page 4. We note that you have not provided financial statements or pro forma financial information for your potential acquisition of either Ohmyhome Property Inc. or HomerAI. Please tell us how you considered whether:
   - financial statements for Ohmyhome Property Inc. or HomerAI are required by Rule 3-05 of Regulation S-X;
   - pro forma financial information in connection with the Ohmyhome Property Inc. acquisition or HomerAI acquisition is required by Article 11 of Regulation S-X; and

- Ohmyhome Property Inc. or HomerAI is a significant subsidiary under Rule 1-02(w) of Regulation S-X.

    Refer to Item 4A. of Form F-1.

2. We note your disclosure that part of the use of proceeds is intended to be used to finance the acquisitions announced on May 15 and May 16, 2023 should the acquisitions occur. To the extent material, please revise your Management's Discussion and Analysis section and your Business section to describe the business and operations of each of Ohmyhome Property Inc. and HomerAI, including how management expects each acquisition to contribute to the business and operations of Ohmyhome Limited and its subsidiaries. Refer to Item 4 of Form F-1 and Items 4 and 5 of Form 20-F.

3. We refer to the section of your website titled "Home Valuation," which includes disclosure regarding HomerAI such as, "Introducing HomerAI by ohmyhome," and "Say hi to HomerAI by ohmyhome." This website disclosure suggests that you have already completed the acquisition of HomerAI. However, your disclosure elsewhere, including in this prospectus and recent Forms 6-K, suggests that currently HomerAI is a potential acquisition. Please revise to reconcile these disclosures or advise.

4. Please revise to provide a discussion of the nature of the relationship between you and Ohmyhome Property Inc., including whether the memorandum of understanding with Ohmyhome Property Inc. was negotiated at arm's length and whether these transactions were related party transactions. Please also revise to disclose, to the extent material, any intellectual property licensing arrangements between Ohmyhome Limited and/or its subsidiaries and Ohmyhome Property Inc.

5. We refer to the website of myElite.pro, where it appears that general inquiries are directed to Ohmyhome's email domain. To the extent Ohmyhome Limited and/or its subsidiaries have a relationship or affiliation with myElite.pro that is material to their business and/or operations, please revise the prospectus throughout to describe the relationship and its impact on the business, results of operations, and liquidity and capital resources of Ohmyhome Limited and its subsidiaries.

6. Please revise to provide a discussion of the nature of the relationship between you and HomerAI, including whether the memorandum of understanding with HomerAI was negotiated at arm's length and whether these transactions were related party transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 55

7. Please revise to describe the material terms of the debt Ohmyhome Limited purchased from Wong Kok Hoe, including the debtor, principal, interest rate, and maturity date.

Exhibits

8.   Please file as exhibits the memorandum of understanding, plan of acquisition, and any other material contracts or agreements entered into in connection with each of the Ohmyhome Property Inc. and HomerAI acquisitions. Refer to Item 601 of Regulation S-K.

9.   Please file as an exhibit the debt agreement between Ohmyhome Limited and Ohmyhome Property Inc.

10.   Please file as exhibits any material intellectual property licensing agreements between Ohmyhome Limited and Ohmyhome Property Inc.

Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yarona Yieh